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Exhibit 12.2

UNITED STATES CELLULAR CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
For the Nine Months ended September 30, 2003

(Dollars In Thousands)
As Restated

EARNINGS:
Income before income taxes and minority interest	$83,629
Add (Deduct):
Earnings on Equity Method Investments	(37,163)
Distributions from Minority Subsidiaries	21,228
Minority interest in income of majority-owned subsidiaries that do not have fixed charges	(10,714)

56,980
Add fixed charges:
Consolidated interest expense	46,496
Deferred Debt Amortization Expense	1,017
Interest Portion (1/3) of Consolidated Rent Expense	17,795

$122,288
FIXED CHARGES:
Consolidated interest expense	$46,496
Deferred Debt Amortization Expense	1,017
Interest Portion (1/3) of Consolidated Rent Expense	17,795

$65,308
RATIO OF EARNINGS TO FIXED CHARGES	1.87

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UNITED STATES CELLULAR CORPORATION RATIO OF EARNINGS TO FIXED CHARGES For the Nine Months ended September 30, 2003 (Dollars In Thousands) As Restated